                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                              TCA Cable TV, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 872241-10-4
                     -----------------------------------
                                (CUSIP Number)

                              James S. Ryan, III
                         901 Main Street, Suite 6000
                             Dallas, Texas 75202
                                (214) 953-6000
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                March 20, 1995
                     -----------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 5 Pages

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CUSIP NO. 872241-10-4                13D                       PAGE 2 OF 5 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Robert M. Rogers ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /X /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     5,141,594
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     5,141,594
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      5,141,594
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      20.8%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.


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CUSIP NO. 872241-10-4                13D                     Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this statement relates is the Common Stock, $.10 par value per share, (the "Common Stock") of TCA Cable TV, Inc., a Texas corporation ("TCA"). The address of the principal executive offices of TCA is 3015 SSE Loop 323, Tyler, Texas 75701.


ITEM 2. IDENTITY AND BACKGROUND. The name of the person filing this statement is Robert M. Rogers. The principal business address for Mr. Rogers is 3015 SSE Loop 323, Tyler, Texas 75701. Mr. Rogers is presently principally employed as Chairman of the Board of Directors and Chief Executive Officer of TCA.

         Mr. Rogers has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Rogers is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS. Mr. Rogers paid for the shares of Common Stock owned by him out of his personal funds.


ITEM 4. PURPOSE OF TRANSACTION. Mr. Rogers acquired the shares of Common Stock owned by him as an investment and has held such shares in excess of ten years. Depending on market conditions and other factors that he may deem material to his investment decisions, Mr. Rogers may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock he now owns or may hereafter acquire.

         Except as set forth in this Item 4, Mr. Rogers does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Mr. Rogers beneficially owns 5,141,594 shares, or 20.8%, of the outstanding Common Stock. Mr. Rogers beneficially owns 4,021,594 of such shares by direct ownership; beneficially owns 120,000 of such shares as President of The Rogers Foundation, Inc., a private charitable foundation; and beneficially owns 1,000,000 of such shares as director and 50% shareholder of Rogers Venture Enterprises, Inc.

         Mr. Rogers possesses sole voting power with respect to 5,141,594 shares of Common Stock, sole dispositive power with respect to 5,141,594 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.
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CUSIP NO. 872241-10-4                13D                       Page 4 of 5 Pages


         Except as set forth in this Item 5, no transactions in the Common Stock were effected by Mr. Rogers during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Except as set forth herein, there are no contracts, arrangements, understandings or relationships between Mr. Rogers and any other person with respect to shares of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS. Not Applicable.
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CUSIP NO. 872241-10-4                13D                       Page 5 of 5 Pages



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 20, 1995                               /s/ Robert M. Rogers
                                                   Robert M. Rogers